UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934
(Amendment No. 22)

NRG Energy, Inc.
(Name of Subject Company)

NRG Energy, Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
629377508
(CUSIP Number of Class of Securities)
Michael R. Bramnick
Senior Vice President and General Counsel
NRG Energy, Inc.
211 Carnegie Center
Princeton, New Jersey 08540
(609) 524-4500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:
Stephen Fraidin
Thomas W. Christopher
Kirkland & Ellis LLP
153 East 53rd Street
New York, New York 10022
(212) 446-4800

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SIGNATURE

     This Amendment No. 22 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by NRG Energy, Inc., a Delaware corporation (“NRG”), with the Securities and Exchange Commission (the “SEC”) on November 24, 2008, relating to the unsolicited offer by Exelon Corporation, a Pennsylvania corporation (“Exelon”), through its wholly-owned subsidiary, Exelon Xchange Corporation, a Delaware corporation, to exchange each outstanding share of common stock of NRG, par value $0.01 per share (“NRG Common Stock”), for 0.485 of a share of Exelon common stock, without par value, upon the terms and subject to the conditions set forth in (1) the Preliminary Prospectus/Offer to Exchange, originally filed with the SEC on November 12, 2008 (the “Exchange Offer”) and (2) the related Letter of Transmittal (which, together with the Exchange Offer and any amendments or supplements thereto from time to time, collectively constitutes the “Offer”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement. Except as specifically noted herein, the information set forth in the Statement remains unchanged.
Item 4. The Solicitation or Recommendation
     The following paragraph is hereby added under the heading “Background of the Offer” of “Item 4. The Solicitation and Recommendation” beginning on page 9 of the Statement:
     On February 27, 2009, Steve Winn, President and Chief Executive Officer of Nuclear Innovation North America LLC (NINA), the nuclear development company jointly owned by NRG (88%) and Toshiba Corporation (12%), called and left a voicemail message for Thomas O’Neill, Vice President of New Plant Development for Exelon Nuclear, to inform Mr. O’Neill that Exelon is invited to participate in NINA’s previously announced process to find a new 20% partner for the South Texas Project (STP 3 and 4) expansion. On March 2, 2009, Mr. O’Neill telephoned Mr. Winn in response to the voicemail message and Mr. Winn informed Mr. O’Neill of the NINA sell down process, reiterated the invitation to Exelon to participate, and offered to send him materials, including a confidentiality agreement. Mr. O’Neill responded that he would discuss the matter with other members of Exelon management before deciding whether Exelon would accept any materials or participate in the process. Mr. O’Neill concluded by saying that he may or may not follow up with Mr. Winn depending on Exelon’s decision.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NRG ENERGY, INC.
By:	/s/ Michael R. Bramnick
	Name:	Michael R. Bramnick
	Title:	Senior Vice President and General Counsel

Dated: March 3, 2009

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